UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)

                                Ultrak, Inc.
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                              (Name of Issuer)

                               Common Stock,
                              $0.01 par value
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                       (Title of Class of Securities)

                                 903898401
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                               (CUSIP Number)

                          Thomas F. Larkins, Esq.
                        Honeywell International Inc.
                             101 Columbia Road
                               P.O. Box 4000
                            Morristown, NJ 07962
                               (973) 455-2000

                              With a Copy to:

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                             November 26, 2002
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

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                               SCHEDULE 13D

CUSIP No. 903898401

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        HONEYWELL INTERNATIONAL INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (SEE INSTRUCTIONS)                                   (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

        N/A

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           8,223,063

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10. SHARED DISPOSITIVE POWER

                        -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,223,063

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        44.2%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

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INTRODUCTION

          This statement amends the Schedule 13D filed on August 19, 2002, as amended on November 14, 2002, (the "Amended Schedule 13D") by Honeywell International Inc., a Delaware corporation ("Honeywell"), with respect to the shares of common stock, $0.01 par value ("Company Common Stock"), of Ultrak, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously provided on the Amended Schedule 13D.

1.        ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
INFORMATION:

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On November 26, 2002, Honeywell, the Company and the Company Subsidiaries entered into a Letter Agreement (the "Letter Agreement") amending the Asset Purchase Agreement to extend the termination date of the Asset Purchase Agreement to December 31, 2002, from November 30, 2002.

          The foregoing description of the Letter Agreement is qualified in its entirety by the complete text of the Letter Agreement, which is attached hereto as Exhibit 5 and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

     Exhibit 5 Letter Agreement, dated as of November 26, 2002, among Honeywell, the Company and the Company Subsidiaries.

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                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                     HONEYWELL INTERNATIONAL INC.



                                     By:  /s/ Thomas F. Larkins
                                        ----------------------------------
                                        Name:  Thomas F. Larkins
                                        Title: Vice President and Corporate
                                               Secretary

Dated: November 26, 2002

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EXHIBIT INDEX

                     Document
                     --------

Exhibit 5     --     Letter Agreement, dated as of November 26, 2002, among
                     Honeywell, the Company and the Company Subsidiaries.